Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

4 July 2013

PRIMA BIOMED ACTIVATES STUDY SITES IN GERMANY AND MULTIPLE EUROPEAN

COUNTRIES FOR “CANVAS” CLINICAL TRIAL

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) is pleased to announce that it has activated a substantial number of additional clinical trial sites in Belgium, Bulgaria, Germany, Lithuania, and Latvia. CANVAS is a phase 2/3 study of CVac™ for the maintenance treatment of newly diagnosed, late-stage epithelial ovarian cancer patients who achieve remission after optimal debulking surgery and standard first line chemotherapy.

This expansion in Europe doubles the number of actively recruiting clinical trial sites for the trial, which has been ongoing at sites in Australia, Belarus, Ukraine, and the United States.

Prima’s lead investigator in Germany, Prof. Dr. Walther Kuhn of Bonn University Clinic said: “Immunotherapies provide an exciting new opportunity for ovarian cancer patients. As the lead investigator of this group of esteemed physicians and researchers, I am delighted to be part of this global clinical trial that may lead to an alternative treatment regimen for women during their disease free period.”

Prima maintains updated information about the CANVAS trial and enrolling clinical centers on the U.S. National Institutes of Health clinical trial registry at www.clinicaltrials.gov.

ENDS

About CANVAS

The CANcer VAccine Study (CANVAS) is a multi-center, randomized, and placebo-controlled study of CVac in mucin 1 positive, epithelial ovarian cancer patients who have undergone optimal surgery and achieve complete remission after first-line chemotherapy. 1000 patients will be recruited to CANVAS at over 100 hospitals throughout Australia, the USA, Europe, and Asia to have 800 evaluable study patients undergo dosing. The study objectives are to ascertain if CVac, as compared to a placebo, is able to improve the time patients remain in remission (progression-free survival) and extend overall survival of patients. Safety parameters, quality of life impact, manufacturing quality, and additional laboratory assessments will also be investigated.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for additional cancer types.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de